NEW GOLD REPORTS FATALITY AT ITS PEAK MINES

April 4, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today reports that on the afternoon of April 3rd a contract worker supporting the Peak Mines in Australia indicated he was feeling ill while working underground. The individual was brought to surface and treated by the mine's emergency response team before being transported by ambulance to the Cobar hospital where he later passed away.

"We are tremendously saddened by the passing of a member of our extended Peak team," stated Hannes Portmann, President and Chief Executive Officer. "On behalf of all of us at New Gold, and particularly the close-knit team at Peak, we extend the deepest condolences to the individual's family and friends."

Operations at the Peak Mines have been temporarily suspended to allow for further investigation of the incident.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility.

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com